SECURITIE [barcode] SSION

04017714

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 49311

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1,2003 (MM/DD/YY) AND ENDING December 31,2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RECD S.E.C.
MAR 3 1 2004
535

OFFICIAL USE ONLY
FIRM I.D. NO.

ACTINVER SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1550 MADRUGA AVE., SUITE 305
(No. and Street)

CORAL GABLES	**FL**	**33146**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD LANDERS **(305) 669-5050**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

750 THIRD AVENUE	**NEW YORK**	**NEW YORK**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond

OATH OR AFFIRMATION

I, **HOWARD LANDERS**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ACTINVER SECURITIES, INC.**, as of **DECEMBER 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Financial and Operations Principal
Title

Notary Public

OFFICIAL NOTARY SEAL
RENE J RANALLO
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION NUMBER
DD054324
MY COMMISSION EXPIRES
SEPT 22,2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Actinver Securities, Inc.

Statement Of Financial Condition

December 31, 2003

This report is filed pursuant to rule 17a-5(e)(3) under Securities Exchange Act of 1934 as a Public Document

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Actinver Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Actinver Securities, Inc. as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Actinver Securities, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
March 25, 2004

Actinver Securities, Inc.

Statement Of Financial Condition
December 31, 2003

ASSETS		
Due from clearing agent (Note 2)	$	408,495
Due from parent		575
Non-marketable securities		3,300
Other assets		2,343
	$	414,713
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	52,873
Stockholder's Equity (Note 4):		
Common stock, par value $0.001 per share; 1,000 shares authorized, issued and outstanding		1
Additional paid-in capital		892,799
Accumulated deficit		(530,960)
		361,840
	$	414,713

See Notes to Statement of Financial Condition.

Actinver Securities, Inc.

Notes To Statement Of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business: Actinver Securities, Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's commission revenue is primarily derived from the brokerage of securities of Mexican companies. The Company is a wholly-owned subsidiary of Actinver Holdings, Inc. (the "Parent").

A Summary of the Company's Significant Accounting Policies is as follows:

Basis of accounting: The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Transactions with Clearing Agent

The agreement with the clearing agent provides for clearing charges at a fixed rate multiplied by the number of transactions processed by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the agent.

Note 3. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 4. Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital and net capital requirements of $355,622 and $50,000, respectively. The Company's net capital ratio was .15 to 1.